ADM ENDEAVORS, INC.

2021 N. 3rd Street Bismarck, N.D. 58501

701-226-9057 Fax-360-838-9500

tamees@btinet.net

March 19, 2014

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Attn: Pamela A. Long, Assistant Director
Era Anagnosti, Staff Attorney
Edward M. Kelly, Senior Counsel
Jenn Do, Staff Accountant
Alfred P. Pavot, Jr., Staff Accountant

Re: ADM Endeavors, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 23, 2014
File No. 333-191618

To Whom It May Concern:

On behalf of ADM Endeavors, Inc., a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated February 6, 2014 (the “SEC Letter”) regarding the Registration Statement on form S-1 (the “Registration Statement”).

Prospectus Outside Front Cover Page

1. In accordance with the staff’s comments, we have removed the requested disclosure regarding pricing as it relates to a primary offering. .

2. In accordance with the staff's comments, we have added further disclosure regarding termination date of the offering.

3. In accordance with the staff's comments, the last sentence has been revised to reflect that the offering constitutes a primary offering and the amount of securities registered will be offered and sold within two years from the effective date at which time the offering will terminate.

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4. In accordance with the staff's comments, the disclosure referencing the "mining exploration industry" has been deleted.

Any future market price for our shares may be volatile, page 16

5. In accordance with the staff's comments, please be advised that the Registration Statement has been revised deleting reference to "financial literacy products and industry". We have also deleted reference to fluctuations of exchange rates between foreign currency and the U.S. Dollar.

Plan of Distribution, page 20

6. In accordance with the staff’s comments, please be advised that the Registration Statement has been revised to indicate that the selling stockholder is an underwriter.

Shares issued for consulting services, page 25

7. In accordance with the staff’s comments, please be advised that the disclosure has been revised to identify the related party consultant.

Revenues, page 32

8. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to identify the states where the Company intends to increase sales presence and that the Company will not be receiving any funds raised in the offering.

Liquidity and Capital Resources, page 35

9. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to reflect that each of the Company’s five targeted expansion areas will require approximately $200,000 each in start-up capital for a total of $1,000,000 over a two year rollout period.

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Executive Compensation, page 38

10. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to provide disclosure regarding executive compensation, including fiscal year ended December 31, 2013.

11. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to reflect the issuance of the 20,000,000 shares of Series A convertible preferred stock, the value per share and that the Series A preferred shares were issued as compensation.

Employment Agreements, page 39

12. In accordance with the staff's comments, please be advised that the disclosure has been revised elaborating on the terms and provisions of Mr. Mees' employment agreement, including Sections 3(d) and (f).

Dealer Prospectus Delivery Obligation, page 39

13. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to correct the date in accordance with Item 502(b) of Regulation S-K.

Signatures, page 46

14. In accordance with the staff's comments, please be advised that the principal financial officer and principal accounting officer and each person's executive position has been specifically referenced.

Financial Statements

15. In accordance with the staff's comments, we have noted the financial statement updating requirements in Article 8-08 of Regulation S-X.

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Note 7, Stockholders' Equity, page F-11

16. In accordance with the staff's comments, please be advised that the footnote has been amended to reflect that shares issued as compensation are recorded at par value of $0.001 per share.

Exhibits

17. In accordance with the staff's comments, please be advised that the Certificate of Designation has been filed as an exhibit.

18. In accordance with the staff’s comments, please be advised that the "Form of Subscription Agreement" has been deleted.

Exhibit 23.1

19. In accordance with the staff's comments, please be advised that consent has been updated to current date.

On behalf of the Company, we submit the following acknowledgements:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely,

ADM Endeavors Inc.

By: /s/ Ardell D. Mees

Ardell D. Mees

President/Chief Executive Officer

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